SunCar Technology Group Inc.

c/o Shanghai Feiyou Trading Co., Ltd.

Suite 209, No. 656 Lingshi Road

Jing’an District, Shanghai, 200072

People’s Republic of China

March 29, 2023

VIA EDGAR

Cara Wirth/Donald Field
Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	SunCar Technology Group Inc. (the “Company”)
Registration Statement on Form F-4
(File No. 333-269295) (the “Registration Statement”)

Dear Ms. Wirth and Mr. Field:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that the Registration Statement will become effective as of 11:00 a.m. on March 30, 2023, or as soon thereafter as practicable.

Very truly yours,

SunCar Technology Group Inc.

By:	/s/ Yongsheng Liu
Name:	Yongsheng Liu
Title:	Director